UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K CURRENT REPORT Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 Date of Report (Date of earliest event reported): December 13, 2023

ATHENA TECHNOLOGY ACQUISITION CORP. II (Exact name of registrant as specified in its charter)

Delaware	001-41144	87-2447308
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

442 5th Avenue New York, NY 10018 (Address of registrant’s principal executive offices, including zip code) (970) 925-1572
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock, par value $0.0001 per share, and one-half of one Redeemable Warrant	ATEK.U	NYSE American
Shares of Class A Common Stock, par value $0.0001 per share, included as part of the units	ATEK	NYSE American
Redeemable Warrants, each exercisable for one share of Class A Common Stock for $11.50 per share	ATEK WS	NYSE American

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

The disclosure set forth below under Item 1.02 of this Current Report on Form 8-K (this “Report”) is incorporated by reference herein.

Item 2.01. Termination of a Material Definitive Agreement.

On April 19, 2023, Athena Technology Acquisition Corp. II, a Delaware corporation (the “Company”), Athena Technology Sponsor II, LLC (“Sponsor”), a Delaware limited liability company, The Air Water Company, a Cayman Islands exempted company (“Holdings”), Project Hydro Merger Sub Inc., a Delaware corporation, Air Water Ventures Ltd, a private company formed under the Laws of England and Wales (“AWV”), and those shareholders of AWV party thereto entered into a Business Combination Agreement (as amended, the “Business Combination Agreement”), as disclosed in the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission (the “SEC”) on April 20, 2023. Unless otherwise indicated, capitalized terms used but not defined in this Report have the respective meanings given to them in the Business Combination Agreement.

On December 13, 2023, pursuant to Section 12.1(a) of the Business Combination Agreement, the Company, Sponsor, Holdings, Project Hydro Merger Sub Inc. and AWV entered into a Mutual Release Agreement (“Mutual Release Agreement”) to terminate the Business Combination Agreement (the “Mutual Release”). As a result of the Mutual Release Agreement, the Business Combination Agreement is of no further force and effect, with the exception of specified provisions set forth in the Mutual Release Agreement, including confidentiality obligations in connection with the Business Combination Agreement and related transactions, which shall survive the Mutual Release and remain in full force and effect in accordance with their respective terms. Additionally, each of the parties to the Business Combination Agreement has agreed on behalf of themselves and their respective related parties, to a release of claims relating to the Business Combination Agreement and the related transactions, including the Mutual Release, with the exception of claims related to specified provisions set forth in the Mutual Release Agreement.

Concurrently with the Mutual Release, the Sponsor Support Agreement, date April 19, 2023, by and among the Company, Sponsor, Holdings and AWV (the “Sponsor Support Agreement”) shall automatically terminate.

The Company intends to identify another target business with which to pursue an initial business combination.

The foregoing description of the Mutual Release Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Mutual Release Agreement, a copy of which is filed as Exhibit 2.1 to this Report and is incorporated herein by reference. The foregoing descriptions of the Business Combination Agreement and Sponsor Support Agreement are not complete and are qualified in their entirety by the terms and conditions of the Business Combination Agreement and Sponsor Support Agreement, copies of which were previously filed as Exhibit 2.1 and Exhibit 10.1, respectively, to the Company’s Current Report on Form 8-K dated April 20, 2023.

Forward-Looking Statements

Certain statements made in this Report are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended, and the “safe harbor” provisions under the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters.

These statements are based on the current expectations of the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company. These statements are subject to a number of risks and uncertainties, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions; the number of redemption requests made by the Company’s stockholders in connection with a potential business combination; the outcome of any legal proceedings that may be instituted against the Company; the risk that the approval of the Company’s stockholders for a potential transaction is not obtained; expectations related to the terms and timing of a potential business combination; failure to realize the anticipated benefits of a business combination; the risk that a business combination may not be completed by the Company’s business combination deadline and the potential failure to obtain an extension of its business combination deadline, if sought by the Company; costs related to a business combination; and other risks that will be detailed from time to time in filings with the SEC, including those risks discussed under the heading “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on March 30, 2023 and in subsequently filed Quarterly Reports on Form 10-Q. The foregoing list of risk factors is not exhaustive. There may be additional risks that could also cause actual results to differ from those contained in these forward-looking statements. In addition, forward-looking statements provide the Company’s expectations, plans or forecasts of future events and views as of the date of this Report. And while the Company may elect to update these forward-looking statements in the future, the Company specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing the Company’s assessments as of any date subsequent to the date of this Report. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that the results of such forward-looking statements will be achieved.

No Offer or Solicitation

This Report is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to a business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description of Exhibits
2.1	Mutual Release Agreement, dated as of December 13, 2023, by and among Athena Technology Acquisition Corp. II, Athena Technology Sponsor II, LLC, the Air Water Company, Project Hydro Merger Sub, Inc., and Air Water Ventures Ltd.
104	Cover Page Interactive Data File (embedded within Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 14, 2023

ATHENA TECHNOLOGY ACQUISITION CORP. II

By:	/s/ Isabelle Freidheim
Name:	Isabelle Freidheim
Title:	Chief Executive Officer and Chairperson of the Board of Directors

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